September 7, 2010

Securities and Exchange Commission

Washington, DC 20549

Attention:	Russell Mancuso

Branch Chief

Re:	Microvision, Inc.

Registration on Form S-1

Filed August 17, 2010

File No. 333-168906

Dear Mr. Mancuso:

This letter is in response to the letter (the “Comment Letter”) dated September 3, 2010, from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. Thomas M. Walker, Vice President, General Counsel & Secretary of Microvision, Inc. (the “Company”), with respect to the above-referenced filing.

The Company respectfully submits the following information in response to the Comment Letter.

Comment: Signature, page II-6

1.        Please indicate clearly below the second paragraph of text required on the Signatures page who has signed your registration statement in the capacity of principal accounting officer. See Instruction 1 to the Signatures page of Form S-1.

Response:

The Company notes that Jeff Wilson, the Company’s Chief Financial Officer is both the Company’s principal accounting officer and principal financial officer and has signed the above referenced registration statement in both capacities. The Company will indicate on all future filings on the Signatures page who has signed in the capacity of principal accounting officer.

In connection with your response to the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.

Please direct any questions, comments and advice to the undersigned at 425-936-6801

Sincerely,

/s/ Thomas M. Walker

Thomas M. Walker

Vice President, General Counsel & Secretary

cc:	Tom Jones, SEC

Mary Beth Breslin, SEC

Joel F. Freedman